THE REGISTRANT HAS APPLIED FOR CONFIDENTIAL TREATMENT OF CERTAIN TERMS IN THIS EXHIBIT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE MARKED WITH AN ASTERISK [*] AND HAVE BEEN OMITTED. THE OMITTED PORTIONS OF THIS EXHIBIT WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

THIS REINSURANCE AGREEMENT

is made between

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

of Bloomfield Hills, Michigan

(hereinafter referred to as “the Company”)

and

GENERALI USA LIFE REASSURANCE COMPANY

of Kansas City, Missouri

(hereinafter referred to as “the Reinsurer”)

Coverage Commencement Date: April 30, 2012

This Agreement may be referred to as Agreement No: BM19C03

Reinsurer Treaty No: 201204.1

ARTICLE I

Business Reinsured

Reinsurance under this Agreement shall be on an automatic and facultative basis. Policies that meet the respective Requirements for Reinsurance Coverage” for “Automatic Coverage” and “Facultative Coverage” are the “Reinsured Policies” or “reinsured policies.”

Reinsured Policies, Benefits, and Riders under Plans listed in Exhibit A

The Company will cede to the Reinsurer a portion of the risk (outlined in Exhibit A-II and Exhibit B) listed under Exhibit A, Plans, Riders and Benefits Reinsured (the “Underlying Policies”). Underlying Policies that become Reinsured Policies will be reinsured under the General Provisions and Premium Rates set out in of Exhibits B, C and D and are also subject to terms and conditions described elsewhere in this Agreement.

Reinsured Policies, Benefits, and Riders under Existing Life Insurance Policies of the Company

The Company will also cede to the Reinsurer a portion of any fully underwritten increase, after the Coverage Commencement Date of this Agreement, in the amount at risk under life insurance policies, benefits and riders issued by the Company under plans of the Company existing at the Coverage Commencement Date of this Agreement and which plans are not listed in Exhibit A.

This Agreement is applicable only to reinsurance of policies directly written by the Company, except as set forth in Article V, Changes to Business Reinsured. Any policies acquired by the Company through merger of another company, reinsurance, or purchase of another company’s policies are not included under the terms of this Agreement. However, reinsurance of such policies may be arranged by written agreement between the Company and the Reinsurer.

Currency

All cessions under this Agreement shall be affected in the currency specified in Exhibit B. Reinsurance premiums and liabilities shall be expressed and payable in that currency.

Underwriting Forms, Evidence and Issue Rules

The Company shall provide full disclosure of all material facts regarding the policies and benefits covered by this Agreement.

The Company’s Underwriting Forms and Evidence, which are available to the Reinsurer, are listed in Exhibit A-I.

Copies of material changes made to the items listed must be promptly provided to the Reinsurer for its approval prior to being used by the Company, as provided in Exhibit H.

ARTICLE II

Requirements for Reinsurance Coverage

Automatic Reinsurance Coverage

The Company shall cede to the Reinsurer a portion of the life insurance policies, supplementary benefits and riders listed in Exhibits A and B. The Reinsurer shall automatically accept its share of these policies, supplementary benefits and riders as described in the exhibits of this Agreement, provided that:

(a)	The Company keeps its full retention in accordance with the limits as set out in Exhibits B and E, or otherwise holds its full retention on a life under previously issued in-force policies; and

(b)	The Company follows the Underwriting Requirements For Automatic Reinsurance as specified in Exhibit H; and

(c)	The Jumbo Limit as defined in Exhibit E-III is not exceeded; and

(d)	The amount to be reinsured under this Agreement in addition to the amount already reinsured, does not exceed the Reinsurer’s Automatic Acceptance Limits specified in Exhibit E-II; and

(e)	The application is on a life, which has not been submitted on a facultative basis to the Reinsurer or any other reinsurer within the last three years, unless the reason for submitting the case on a facultative basis no longer applies.

(f)	The Company has not reinsured, with any non-affiliated reinsurer, the amount it has retained on a life covered under this Agreement, on any basis, without prior notification to the Reinsurer.

Facultative Reinsurance Coverage

If the Company receives an application that meets any of the criteria below, the reinsurance shall be considered on a facultative basis:

(a)	The amount to be reinsured, in addition to the amount already reinsured on that life, exceeds the Reinsurer’s Automatic Acceptance Limits outlined in Exhibit E-II, or the Jumbo Limit, outlined in Exhibit E-III is exceeded; or

(b)	When the application is on a life for which the Company intends to retain less than its regular quota share, and the company does not hold its full retention on the life under previously issued in-force policies; or

(c)	The application is on a life for which, an application had been submitted by the Company on a facultative basis, to the Reinsurer or any other reinsurer within the last 3 years (unless the reason for submitting the case on a facultative basis no longer applies.)

The relevant terms and conditions of this Agreement shall apply to those facultative applications that are accepted by the Reinsurer.

ARTICLE III

Reinsurance Cessions

Automatic Cessions

For all automatic cessions the Company shall advise the Reinsurer in the manner described in Exhibit F.

The Company agrees to send copies of the application, underwriting papers and other papers for an automatic cession on any life upon the request from the Reinsurer.

Facultative Cessions

The Company may apply for reinsurance by sending to the Reinsurer copies of all pertinent papers, including the original application, medical examination, inspection reports, physician’s statements, urinalyses, and all other information that the Company may have relating to the insurability of the risk.

The Company shall have ninety (90) days from the date of the Reinsurer’s final offer in which to place the policy with the insured/owner, after which time the Reinsurer’s offer shall expire unless the Reinsurer explicitly states in writing that the offer is extended for some further period.

After consideration of the pertinent papers, the Reinsurer shall promptly inform the Company of its underwriting decision. If the underwriting decision is acceptable to the Company and the Company’s policy is subsequently placed in force in accordance with the Company’s placement rules, the Company shall advise the Reinsurer in the manner described in Exhibit F.

The Company will advise the Reinsurer of its acceptance of the Reinsurer’s underwriting decision pertaining to facultative business by sending written notice to the Reinsurer.

If any application to the Reinsurer is not to be placed with the Reinsurer, the Company shall advise the Reinsurer so that the Reinsurer can complete its records.

For all cessions reinsured hereunder, the Company shall advise the Reinsurer as outlined in Exhibit F.

Data Notification

The Company shall self-administer all business reinsured under this Agreement.

The Company shall provide the Reinsurer with the reports as set out in Exhibit F. Risks ceded pursuant to the Residency Requirement for Foreign Residents set forth in Exhibit B, shall be specifically identified by the applicable A or B country classification. The Company, upon request, will provide the Reinsurer with any other information related to the business reinsured under this Agreement and which the Reinsurer requires in order to complete its financial statements.

ARTICLE IV

Statement of Account

Premium and Claims Accounting

The premiums to be paid to the Reinsurer by the Company for reinsurance shall be in accordance with the terms set out in Exhibits B, C and D and are a condition precedent to coverage under the Agreement.

During each accounting period, the Company undertakes to send to the Reinsurer Billing Statements as set out in Exhibit F, showing all first year and renewal premiums that become due during the next accounting period. Also included will be any adjustments made necessary by changes or corrections to reinsurance previously reported.

For all claims paid by the Company within the accounting period, the Company will submit to the Reinsurer a Statement of Reinsured Claims Collected, as referenced in Exhibit F. This is an itemized listing of benefits including the ceded death benefit, plus the Reinsurer’s proportionate share of the interest and expenses paid by the Company, that have been netted off the Reinsurer’s monthly Billing Statement(s), in accordance with Article VIII of this Agreement.

Within ninety (90) days of receipt of a monthly Billing Statement that does not contain any material changes or defects that would impede the Reinsurer’s ability to process the Statement, the Reinsurer may assert a good faith objection to the Company’s deduction of all or a portion of one or more claims reported in the Statement from premium due the Reinsurer. Any such objection shall be made by providing notice to the Company’s Claims Department in writing, including facsimile or email, and providing such detail concerning the dispute as reasonably necessary to show that the objection is in good faith and to allow the Company to respond.

If the notice of dispute by the Reinsurer to the Company indicates that the amount associated with the dispute that was netted off the Reinsurer’s monthly billing statement is $3,000,000 or greater, pending settlement of such dispute or the outcome of a dispute resolution process conducted in accordance with Article IX, the Company shall place the disputed balance in escrow with a mutually acceptable law firm, bank or trust institution as escrow agent. The escrow agent shall be entitled to release such balance as directed in writing by the arbitrator(s), or as the parties otherwise mutually agree in writing.

If the statement balance calculated is due to the Reinsurer, the Company shall forward payment in settlement together with the statements. When netting claims against premiums in the normal course of business, if the balance is due to the Company, the Reinsurer shall forward payment in settlement within thirty (30) days of receipt of the statements.

For balances remaining unpaid longer than thirty (30) days after the delivery to the Reinsurer of the request for payment, the Company reserves the right to charge interest on the outstanding balance. The outstanding balance will incur interest calculated from that date using the “3 month” U.S. Treasury Bill rate reported for the last working date of the calendar month in the Wall Street Journal or a comparable publication.

If for any reason other than contractual surrenders the Company returns premiums to the policyholder, the Reinsurer will return its proportional share of the premiums it has received from the Company in respect of any policy for which premiums have been returned.

The Company also reserves the right to net any balances that remain unpaid for more than thirty (30) days after the delivery of request for payment from the next reinsurance billing statement.

ARTICLE IV (cont’d)

Non-Payment of Premiums

The Reinsurer may terminate its liability for any reinsurance for which the reinsurance premiums have not been paid within sixty (60) days after billing, by giving thirty (30) days written notice by registered mail of such action to the Company.

The Reinsurer reserves the right to charge interest on any balances remaining unpaid within sixty (60) days of the due date and/or when premiums for new business are not paid within one hundred and twenty (120) days of the issue date of the policy. Interest incurred will be calculated using the “3-month” US Treasury Bill rate reported for the last working date of the calendar month in the Wall Street Journal or a comparable publication.

The Reinsurer’s right to terminate reinsurance for non-payment of premium shall not prejudice its right to collect premiums for the period the reinsurance was in force.

During the period premiums are outstanding, the Reinsurer may offset the amount of any premiums in arrears against amounts owed to the Company.

The Company shall not force termination under the provisions of this paragraph solely to avoid the recapture requirements or to transfer to another reinsurer the block of business reinsured under this Agreement.

Unearned Premium

The Company shall take credit, without interest, for any unearned premiums, net of commissions or allowances, arising due to reductions, terminations, lapses, cancellations or death claims, in its account.

ARTICLE V

Changes to Business Reinsured

Conversions

In the event of the conversion of a policy reinsured under this Agreement, the policy arising from the conversion, including conversions to plans not listed in Exhibit A, shall be reinsured with the Reinsurer whether such policy arising from the conversion is issued by the Company or any of its affiliate companies. The premium rates referenced in Exhibit B and outlined in Exhibits C and D shall be applied to the converted policy on a point-in-scale basis.

Conversions with Increases

Automatic Cessions:

If the amount of the policy arising from the conversion is increased at the time of the conversion, the Reinsurer’s net amount at risk shall be increased proportionately, effective on the date of the conversion. The increased amount of the policy shall be subject to full underwriting by the Company, and the total amount reinsured shall not exceed the Automatic Limits or Jumbo Limits as outlined in Exhibits B and E-III.

Facultative Cession:

Any increase in amount shall be subject to the Reinsurer’s approval.

Premium rates shall be applied to the converted policy on a point-in-scale basis.

Any reference to a converting policy shall pertain to the “STERM” plan, listed in Exhibit A or any other plan that provides for contractual conversion that may be reinsured under this Agreement in the future.

Policy Changes

Changes to policies reinsured under this Agreement shall be made in accordance with the provisions set out below.

If the change affects the plan, the amount of reinsurance premiums, allowances or commissions, if applicable, under the cession, the Company shall inform the Reinsurer in the subsequent Reinsurance Report as set out in Exhibit F.

Plan Changes

Automatic Cessions:

a)	Whenever the plan of insurance on any policy reinsured hereunder is being changed, including internal replacements, and the Company is not obtaining evidence in accordance with the Company’s full new business underwriting rules, or as agreed otherwise by the Company and the Reinsurer, the reinsurance shall remain in effect with the Reinsurer on the following basis:

(i)	the reinsurance rates and the durations shall be based on those applicable to the original cession; and

(ii)	the reinsurance amount at risk shall be determined according to the terms of this Agreement but in no event shall be more than the original cession at the time of the change in plan; and

(iii)	the suicide and contestability period of the policy will be measured from the issue date of the original cession.

b)	Whenever the plan of insurance on any policy reinsured hereunder is being changed, including internal replacements, and full underwriting in accordance with the Company’s full new business underwriting rules is required, the policy will be considered new business and will be reinsured under the current pool open to new business, using first year rates based on attained age. The suicide and contestability period of such a policy will be measured from the current issue date, except in jurisdictions that require otherwise.

Internal replacements, as described above, may occur between the Company and any of its affiliate companies and to permanent plans not listed in Exhibit A.

ARTICLE V (cont’d)

Facultative Cessions:

Any changes shall be subject to the Reinsurer’s approval only if the Company is obtaining evidence in accordance with the Company’s new business underwriting rules. The Company and the Reinsurer shall agree to the applicable reinsurance terms.

These practices will apply unless mutually agreed otherwise by the Company and the Reinsurer and described in the Exhibits.

Increase in Amount and Underwriting Reclassification

Automatic Cessions:

Any underwriting reclassification, (including any change in mortality rating), or non-contractual increase in amount at risk for any cession shall be subject to the Company’s new business underwriting rules or as agreed otherwise by the Company and the Reinsurer. The amount of the increase shall be subject to the terms of this Agreement.

If the amount of the policy shall increase above the Jumbo Limits (Exhibit E-III), or if the amount to be reinsured exceeds the Reinsurer’s Automatic Acceptance Limits (Exhibit E-II), the increase shall be subject to the Reinsurer’s approval.

Facultative Cessions:

Any re-underwriting or non-contractual increase, including any change in mortality rating, shall be subject to the Reinsurer’s approval.

Reductions

If the amount of insurance of a policy issued by the Company is reduced then the amount of reinsurance on that policy shall be reduced in the same proportion that the original reinsurance amount bore to the original total face amount. The reduction shall be effective on the same date as the reduction under the original policy.

If the reinsurance for a policy has been placed with more than one reinsurer, the reduction shall be applied to all reinsurers in proportion to the amounts originally reinsured with each reinsurer.

If the insured has multiple policies, some which are reinsured and a fully retained policy lapses or reduces, the Company will not make any changes to the reinsured policies.

Special Changes

If any special or unusual change, which is not covered above and which may affect the terms of the cession in question, is requested, the Reinsurer’s approval shall be obtained before such a change becomes effective.

Lapses

When a reinsured policy is terminated due to a lapse, the cession in question shall be cancelled effective the same date. If the Company allows extended or reduced paid-up insurance following a lapse, the reinsurance will be appropriately amended. If the Company allows the policy to remain in force under its automatic premium loan regulations, the reinsurance shall continue unchanged and in force as long as such regulations remain in effect, except as provided for otherwise in this Agreement. If the policy continues in force without payment during any days of grace pending its termination, whether such continuance is as a result of a policy provision or a practice of the Company, the reinsurance will also continue without payment of premium and will terminate on the same date as the Company’s risk terminates.

ARTICLE V (cont’d)

Reinstatements

If a policy reinsured on an automatic basis is reinstated in accordance with the terms of the policy and normal Company rules and practices, the Reinsurer shall reinstate the reinsurance automatically.

If the Company collects premiums in arrears from the policyholder of a reinstated policy, it agrees to pay the Reinsurer all corresponding reinsurance premiums in arrears in connection with the reinstatement.

The Reinsurer’s approval is required only for the reinstatement of a facultative policy when the Company’s regular reinstatement rules indicate that more evidence than a Statement of Good Health or Health Questionnaire is required.

Minimum Final Cession

Reinsurance under this Agreement shall be cancelled whenever the net amount at risk becomes less than the Minimum Final Cession amount set out in Exhibit B.

ARTICLE VI

Retention Limit Changes

The Company’s Retention Limits for the purposes of this Agreement are set out in Exhibit E.

The Company may change its Retention Limits for the purposes of this Agreement on new business being issued at any time by giving prior written notice to the Reinsurer of the new Retention Limits and the effective date of the new Retention Limits schedule. Upon a change in the Retention Limits, the reinsurance under this Agreement shall be maintained in force without reduction except as specifically provided for elsewhere in this Agreement.

Recapture

If the Company increases its Retention Limits, it shall give the Reinsurer written notice within 90 days of the effective date of the increase in its Retention Limits, if it intends to recapture. The recapture notice shall set forth the effective date of the recapture, which shall be at least ninety (90) days from the date of such notice. The Company may apply the new retention limits to existing reinsurance and reduce reinsurance in force in accordance with the following rules.

(a)	The policy has satisfied the minimum in force period requirements, outline in Exhibit B.

(b)	A reduction may be made only if the Company retained its full retention (according to the quota share and or excess arrangement stated in Exhibit B) for the plan, age and mortality rating at the time the policy was issued. Any class of fully reinsured business or any classes of risks for which, at the time the policy was issued, the Company established special retention limits less than the Company’s full quota share or Retention Limit for the plan, age and mortality rating at the time the policy was issued are not eligible for reduction.

(c)	Such reductions shall be made on the next policy anniversary of each cession affected from the effective date of recapture or reductions shall be made according to a “one time” effective dated of recapture that has been mutually agreed to by both parties.

The amount eligible for recapture on a reinsured policy shall be the difference between the amount the Company would have retained on the reinsured policy, as outlined in Exhibit E, had the new increased Retention Limit been in effect at the time of issue, and the amount the Company originally retained on the insured life.

(d)	For a conversion policy, the recapture terms of the original policy will apply and the duration for the recapture period will be measured from the effective date of the original policy.

(e)	A reduction in reinsurance may be made only if the Company has applied its increase in retention in a consistent manner to all categories of its normal retention limits as stated in Exhibit E.

(f)	In applying its new Retention Limits to existing reinsurance, the rating at the time of issue and the issue age of the existing reinsurance shall be used to determine the amount of the Company’s new retention.

(g)	Recapture as provided herein shall be optional with the Company, but if any reinsurance is recaptured, all reinsurance eligible for recapture under the provisions of this Article must be recaptured up to the Company’s new Retention Limit. If there is reinsurance with other reinsurers on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance with all reinsurers.

(h)	The amount of reinsurance eligible for recapture is based on the reinsurance net amount at risk as of the date of recapture.

ARTICLE VI (cont’d)

(i)	The Reinsurer shall not be liable, after the effective date of recapture, for any cessions or portions of such cessions eligible for recapture, which the Company overlooked. The Reinsurer shall be liable only for a credit of the premiums received after the recapture date, less any allowances (if applicable) and without interest.

(j)	The terms and conditions for the Company to recapture in force business due to financial impairment or insolvency of the Reinsurer as set out in Article X of this Agreement.

(k)	If the Company transfers business, which is reinsured under this Agreement, to a successor company pursuant to the “Assignment” provision, then the successor company has the option to recapture the reinsurance, in accordance with the recapture criteria outlined in this section.

ARTICLE VII

Liability

Automatic Reinsurance

The Reinsurer’s liability for any policy ceded on an automatic basis under this Agreement shall begin simultaneously with the Company’s contractual liability for the policy reinsured.

Facultative Reinsurance

If a policy covered under this Agreement is submitted on a facultative basis for coverage to the Reinsurer, and the Reinsurer makes an offer which is accepted in accordance with its terms by the Company, during the lifetime of the insured, then the Reinsurer’s liability shall begin simultaneously with the Company’s contractual liability for this facultative policy, and providing that the requirements for facultative coverage described in Article II and Exhibit F have been met.

The Reinsurer shall have no liability if it declines the risk and duly notifies the Company or if the Company declines the Reinsurer’s offer or if the offer is not accepted prior to its expiration or within the lifetime of the risk.

If a policy is submitted on a facultative basis, the liability of the Reinsurer shall commence when the Reinsurer has received notice from the Company, during the lifetime of the insured, and prior to the expiration of the offer, that the Reinsurer’s offer has been accepted. However, if the Reinsurer has submitted an unconditional offer on a facultative case to the Company and a claim arises after the Company has made the decision to accept the Reinsurer’s unconditional offer in accordance with its terms and prior to its expiration, but prior to the Company notifying the Reinsurer that the Reinsurer’s office has been accepted, the Reinsurer shall be liable for its share of said claims, if it is shown to the reasonable satisfaction of the Reinsurer that the policy would have been reinsured with the Reinsurer.

Duration

The liability of the Reinsurer for all cessions under this Agreement shall, except as set forth hereafter, cease at the same time that the liability of the Company ceases and shall not exceed the Company’s contractual liability under the terms of its policies. With respect to policies reinsured under this Agreement under which the Company is required to pay or accelerate the reinsured amounts to the beneficiary prior to the death of the insured and the Company does not recover such reinsured amounts at the time such payments are made, the Reinsurer shall remain liable and continue to receive applicable reinsurance premiums, for such amounts until a claim is made at the time of the death of the insured even if the liability of the Company previously ceased.

Temporary Insurance Agreement or Interim Receipt

Regardless of any provision of this Agreement to the contrary, where the Company provides insurance coverage under a temporary insurance agreement or interim receipt prior to the issuance and proper delivery of a policy to the applicant during the insured’s or proposed insured’s lifetime, the extent of the Reinsurer’s liability on a per life basis is as stated in the Temporary Insurance Agreement provision set out in Exhibit A-I. The Company will follow its normal procedures for such coverage.

ARTICLE VIII

Claims

Claims Decision

The Reinsurer agrees that in regard to all claims on policies reinsured under this Agreement:

(a)	The final decision respecting claims payment is at the sole discretion of the Company.

(b)	The Company may approach the Reinsurer for an opinion, but the Reinsurer is not required to provide an opinion and is not responsible to the Company for a claim decision.

(c)	The Company’s determination of its contractual liability for claims, as described in this Article, is binding on the Reinsurer.

Initial Notice of Claim

For all claims, the Company will send an Initial Notice of Death and a Statement of Claims Pending report to the Reinsurer, which will be included with the Company’s monthly claims and premium billing statement, as referenced in Exhibit F.

The Initial Notice of Death and the Statement of Claims Pending reports include: the insured’s name, date of birth, the death benefit amount, the retained amount, ceded death benefit, policy number, plan code, treaty code, date of death, and policy issue date.

In addition, for Joint Life Last Survivor business, if any, the Company, upon notification, shall inform the Reinsurer of the first death by providing the Reinsurer with the policy number, name, date of death, and cause of death of the insured.

Claim Proofs

“Death benefit” refers to the amount payable by the Company not including any interest or expenses related to that claim.

Procedures for the handling of reinsured claims are as follows:

(i)	For all non-contestable claims where the policy death benefit is less than or equal to $1,000,000, the Company will report these claims on a “bulk” basis (where no proofs will be provided to the Reinsurer – except upon specific request by the Reinsurer).

(ii)	For all non-contestable claims where the policy death benefit is $1,000,001 or greater, once the Company has approved and paid the claim, the Company will send to the Reinsurer copies of the claimant’s statement, the insured’s death certificate and proof of payment.

(iii)	For claims within the contestable period, where the policy aggregate death benefit is less than or equal to $500,000, once the Company has approved and paid the claim, the Company will send to the reinsurer copies of insured’s death certificate, claimant’s statement, and proof of payment. (The Company will provide additional papers to the Reinsurer upon request.)

(iv)	For claims within the contestable period, where the policy death benefit is equal to or exceeds $500,001, the Company will send to the Reinsurer copies of the insured’s death certificate, claimant’s statement, and claims investigation papers. If the reinsurance is on an automatic basis, the Company will also provide copies of the underwriting papers.

ARTICLE VIII (cont’d)

If the Reinsurer wishes to comment on or consult with the Company regarding a claim, it shall inform the Company within five (5) business days upon receipt of the above information. The Company will forward a copy of proof of payment, once the claim has been paid.

Ceded Claim Settlements

Payment of death claims by the Reinsurer shall be in one lump sum regardless of the mode of settlement under the Company’s policy.

The Reinsurer will reimburse the Company for any claims payable under this Agreement as described in Article IV.

Contested Claims and Rescissions

The Company will notify the Reinsurer of its intention to contest, compromise, or litigate a claim involving a reinsured policy, or to rescind coverage by the Company under a reinsured policy. The Company shall then submit to the Reinsurer for review, copies of all papers connected with the claim or rescission. For purposes of this provision, a contest of a claim comes into existence at the point that a claimant objects, verbally or otherwise, to the Company’s action.

In the event that the Reinsurer does not wish to participate in the contest, compromise, or litigation of the claim, it shall notify the Company within five (5) business days after receipt of all the necessary papers. The Reinsurer shall then discharge all of its liability by paying the Company its full share of the reinsured liability to the Company and will not share in any subsequent reduction in liability.

If the Reinsurer participates in the contest, compromise or litigation of the claim, the Reinsurer will share in any subsequent reduction in the Company’s liability. The Reinsurer will share in such reduction in the proportion that the Reinsurer’s net liability bears to the sum of the net liability before reduction of the Company and all reinsurers, including the Reinsurer, on the insured’s date of death.

In the event that the Reinsurer does not wish to participate in a rescission of insurance it shall notify the Company within five (5) business days after receipt of all the necessary papers. In such a case, the Reinsurer shall not participate in the payment of any expenses incurred as a result of the rescission. Should the Company proceed with rescission of the policy, but is subsequently required to reinstate the policy, it is understood that the Reinsurer agrees to participate in the reinsurance of the reinstated policy under the terms and conditions described in this Agreement, and provided that there is no non-contractual increase to the Reinsurer’s share.

Ceded Benefits Payable

The reinsurance benefit will be limited to the Reinsurer’s share of the Company’s contractual liability for the claim, plus the Reinsurer’s proportionate share of the interest that the Company pays on death proceeds until the Company’s date of settlement, provided that the interest rate applied does not exceed the amount required by the Policy or applicable law, whichever is greater. For the purposes of this Article, contractual liability shall mean the benefits payable by the Company under the terms and conditions of the reinsured policy.

The total reinsurance benefit recovered by the Company from all reinsurers on a policy must not exceed the Company’s total contractual liability on the policy, less the Company’s kept retention on the policy.

Misstatement of Age or Sex

If the amount of insurance provided by the policies reinsured hereunder is increased or reduced because of a misstatement of age or sex of a life insured, the Reinsurer shall share in the increase or reduction in the proportion that the net liability of the Reinsurer bears to the total of the net liability of the Company and the net liability of all reinsurers, including the Reinsurer, immediately prior to such increase or reduction.

ARTICLE VIII (cont’d)

The reinsurance with the Reinsurer shall be rewritten from commencement on the basis of the adjusted amounts using premiums and reserves at the correct age or sex. The adjustment for the difference in premiums shall be made without interest.

Expenses

The Reinsurer shall pay its share of the reasonable expenses that are connected to the Company’s investigation of any claim incurred on policies reinsured under this Agreement. claims investigation expenses do not include expenses incurred by the Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits. The Reinsurer will not reimburse the Ceding Company for routine claim and administration expenses.

Expenses which are excluded from this provision are salaries of officers or employees, or other routine office expenses of the Company; also excluded are expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that the Company admits are payable.

In the event that the Reinsurer agrees to participate in the contest, compromise, or litigation of a claim or to participate in the rescission of coverage by the Company under a reinsured policy, the Reinsurer agrees to reimburse the Company for any reasonable legal, investigative and like expenses that the Company may incur in seeking to contest, compromise, litigate a claim under such reinsured policy, or to rescind such reinsured policy. Such reimbursement shall be in the proportion that the Reinsurer’s net liability for such reinsured policy bears to the sum of the net liability of the Company and all reinsurers, including the Reinsurer, for such reinsured policy as of the date of death where the Company decides to contest, compromise, or litigate a claim under such reinsured policy, and as of the date of rescission where the Company decides to rescind such reinsured policy. The Reinsurer shall also pay its share of the claim itself, if applicable.

Extra Contractual Damages

The Reinsurer shall not have liability for any punitive, exemplary, compensatory, statutory or similar damages, fines or penalties (“Extra Contractual Damages”) which are assessed against the Company as a result of acts, omissions or course of conduct committed solely or jointly by the Company and/or a third party other than the Reinsurer. The parties recognize that circumstances may arise in which the Reinsurer will share proportionately in Extra Contractual Damages awarded if the Reinsurer was a direct, active, decision making participant in the conduct that gives rise to the extra contractual liability.

ARTICLE IX

Dispute Resolution

Arbitration

The Company and the Reinsurer shall attempt in good faith to negotiate a mutually acceptable solution to any controversy, dispute or claim arising out of or relating to this Agreement, or the breach thereof. Where the Company and the Reinsurer fail to reach a mutually acceptable solution, then either the Company or the Reinsurer may request that the controversy, dispute, claim, or breach of agreement be settled by binding arbitration. The arbitrators shall regard this Agreement from the standpoint of practical business as well as the law and are empowered to determine as to the interpretation of the treaty obligation. The parties intend that the arbitrators will make their decision with a view to affecting the intent of the Agreement.

To initiate arbitration, either the Company or the Reinsurer will notify the other in writing of its desire to arbitrate, stating the nature of its dispute and remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days.

Within sixty (60) days of the date on which the party initiating the arbitration gives notice to the other party that it is initiating such arbitration, the Company and the Reinsurer shall each appoint one arbitrator. The two arbitrators shall select a third arbitrator within two weeks of the date on which the last of the two such arbitrators was appointed. Should the two arbitrators not agree on the choice of the third arbitrator, then the Company and the Reinsurer shall each name four (4) candidates to serve as arbitrator.

Beginning with the party who did not initiate arbitration, each party shall eliminate one candidate from the eight listed until one candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process shall be repeated until a candidate has agreed to serve as the third arbitrator.

All three arbitrators must be present or former officers of Life Insurance Companies or Life Reinsurance Companies, excluding however, officers of the two parties to this Agreement, their affiliates or subsidiaries or past employees of any of these entities. The place of meeting of the arbitrators shall be decided by a majority vote of the arbitrators. The written decision of a majority of the arbitrators shall be final and binding on both parties and their respective successors and assigns. All costs of the arbitration and expenses and fees of the arbitrators shall be borne equally by the parties, unless otherwise ordered by the arbitrators.

The arbitrators shall render a decision within two months of the appointment of the third arbitrator, unless both parties agree otherwise. In the event no decision is rendered within four months, new arbitrators shall be selected as above.

Alternatively, if both parties consent, any controversy may be settled by arbitration in accordance with the rules of the American Arbitration Association.

Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

It is specifically the intent of both parties that these arbitration provisions shall replace and be in lieu of any statutory arbitration provision, if the law so permits.

If more than one reinsurer is involved in arbitration where there are common questions of law or fact and a possibility of conflicting awards or inconsistent results, all such reinsurers may consolidate and act as one party for purposes of arbitration and communications shall be made by the Company to each of the reinsurers constituting the one party; provided, however, that nothing therein shall impair the rights of such reinsurers to assert several, rather than joint defenses or claims, nor be construed as changing the liability of the reinsurers under the terms of this Agreement from several to joint.

This Article shall survive the termination of the Agreement.

ARTICLE X

Financial Impairment and Insolvency

Financial Impairment of the Reinsurer

Notwithstanding any other provision of this Agreement (or Exhibit or Appendix to this Agreement) to the contrary, if the Reinsurer becomes financially impaired (as defined below), the Company may, at its option, recapture all of the reinsurance in force that was ceded to the Reinsurer under this Agreement, by providing the Reinsurer, its rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor with written notice of its intent to recapture the reinsurance in force, regardless of the duration the reinsurance has been in force or the amount retained by the Company on the policies reinsured. The effective date of a recapture would be, at the Company’s sole discretion and as set forth in the notice of its intent to recapture, either (i) the date on which the financial impairment was established, or (ii) the date of the notice by the Company to the Reinsurer of its intent to recapture.

The Reinsurer shall be considered financially impaired when:

i.	It is declared insolvent by the regulatory authority in the jurisdiction of the Reinsurer, files a petition in bankruptcy, goes into liquidation or rehabilitation, or has a receiver appointed; or

ii.	Its Total Adjusted Capital drops below 2.0 times its Authorized Control Live Risk Based Capital (where Total Adjusted Capital and Authorized Control Level Risk Based Capital have the definition given by the National Association of Insurance Commissioners (NAIC)) if it is a U.S. domiciled reinsurer; or

iii.	It had not satisfied the minimum capital and surplus requirement of its jurisdiction of domicile if it is not a U.S. domiciled reinsurer.

In the event of the financial impairment of the Reinsurer, the Company may, at its option, immediately cancel this Agreement for new business by promptly providing the Reinsurer, its rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor with written notice of the cancellation. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances.

Insolvency

For the purpose of this Agreement, the Company or the Reinsurer shall be deemed “insolvent” when it:

i.	Applies for or consents to the appointment of a rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor of its properties or assets; or

ii.	Makes an assignment for the benefit of its creditors; or

iii.	Is adjudicated as bankrupt or insolvent; or

iv.	Files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, or similar law or statute; or

v.	Becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the domicile of the Company, or the Reinsurer, as the case may be.

In the event of the insolvency of the Reinsurer or the Company, any amounts owed by the Company to the Reinsurer and by the Reinsurer to the Company, under the Agreement, shall be set-off and only the balance shall be paid.

The Reinsurer shall be liable only for the amounts reinsured with the Reinsurer and shall not be or become liable for any amounts or reserves to be held by the Company on policies reinsured under this Agreement with the Company.

ARTICLE X (cont’d)

In the event of the insolvency of the Company, the reinsurance obligations under this Agreement shall be payable by the Reinsurer directly to the Company, its rehabilitator, conservator, supervisor, receiver, liquidator, or statutory successor, immediately upon demand, with reasonable provision for verification on the basis of the claims allowed against the insolvent Company by any court of competent jurisdiction or by any rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor having authority to allow such claims, without diminution, because of the insolvency of the Company, or because the rehabilitator, receiver, conservator, supervisor, receiver, liquidator or statutory successor has failed to pay all or a portion of any claims.

It is understood, however, that in the event of such insolvency, the rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor of the Company shall give written notice of the pendency of a claim against the Company on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceedings, and that during the pendency of such claim, the Reinsurer may investigate such claims and interpose, at its own expense, in the proceedings where such claim is to be adjudicated, any defense or defenses that it may deem available to the Company or its rehabilitator, conservator, supervisor, receiver, liquidator or statutory successor.

It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit, which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of the reinsurance Agreement as though the Company had incurred such expense.

The Company shall recapture eligible business in accordance with the following rules:

i.	The amount of reinsurance eligible for recapture is based on the reinsurance net amount at risk as of the date of recapture.

ii.	The Reinsurer shall not be liable, after the effective date of recapture, for any cessions or portions of such cessions eligible for recapture, which the Company has overlooked. The Reinsurer shall be liable only for a credit of the premiums received after the recapture date, less any commissions or allowances and without interest.

iii.	The Reinsurer shall be liable for its share of any claim incurred up to and including the date of recapture.

ARTICLE XI

Taxes  & Expenses

DAC Tax

The Company and the Reinsurer agree to the DAC Tax Election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation under Section 848 of the Internal Revenue code of 1986, as amended, whereby:

(a)	the party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1); and

(b)	both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency.

The term “net consideration” will refer to either net consideration as defined in Regulation Section 1.848-2(f) (or gross amount of premiums and other consideration as defined in Regulation Section 1.848-3(b), as appropriate).

The method and timing of the exchange of this information is set out in Exhibit G.

This DAC Tax Election shall be effective for all years for which this Agreement remains in effect.

The Company and the Reinsurer represent and warrant that they are subject to U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended.

The Reinsurer’s Taxes and Expenses

Apart from any taxes, refunds, and expenses specifically referred to elsewhere in this Agreement, the Reinsurer shall pay no allowances, taxes, or proportion of any expense to the Company in respect of any cession.

ARTICLE XII

General Provisions

Alterations to Agreement

Any alteration to this Agreement shall be null and void unless attached to the Agreement and signed by both parties.

Assignment

Neither the Company nor the Reinsurer may assign any of the rights and obligations under this Agreement, nor may either party sell, assumption reinsure or transfer the policies without the prior written consent of the other party. Such consent shall not be unreasonably or arbitrarily withheld (i.e. an assignment, sale, assumption reinsurance or transfer does not have a material effect on the risks transferred or the expected economic results to the party requested to consent). This provision shall not prohibit the Reinsurer from reinsuring the policies on an indemnity basis.

Benefit

This Agreement shall be binding upon the parties hereto and their respective successors and assigns, except as otherwise provided.

Compliance

This Agreement applies only to the issuance of insurance by the Company or, as allowed in Article V Changes to Business Reinsured, its affiliate companies, in a jurisdiction in which the issuing company is properly licensed.

The Company and the Reinsurer represent that, to the best of their knowledge, they are in compliance with all state and federal laws and regulations applicable to the business reinsured under this Agreement. In the event that a party is found to be in non-compliance with any such law or regulation, the Agreement will remain in effect and such non-compliant party will seek to remedy the non-compliance and will indemnify each other for any direct loss suffered as a result of the non-compliance.

Confidentiality

The Company and the Reinsurer agree that they will hold “Proprietary Information” or “Non-public Information” (collectively “Confidential Information”) provided by the other party under this Agreement in confidence and will use or disclose such Confidential Information solely for the purposes of evaluation and performance of this Agreement, or as otherwise required by law. For purposes of this Agreement:

1.	“Proprietary Information” means any tangible or intangible proprietary or confidential information, materials or trade secrets belonging to the disclosing party or its affiliates (whether disclosed orally, in writing, in electronic format or otherwise), including, but not limited to the disclosing party’s: computer systems; processes, methods and techniques; equipment; data; reports; know-how; existing and proposed contracts with third parties; business plans, including information concerning the existence and scope of activities of any research, development, marketing or other projects of the disclosing party. Proprietary Information shall not include information that (i) is in the recipient’s possession if it was received on a non-confidential basis from a source not prohibited from disclosing such Proprietary Information by a duty or obligation of confidentiality owed to the discloser, (ii) is now, or hereafter becomes generally known to the public other than as a result of a wrongful disclosure by the recipient, or (iii) is independently developed by the recipient without use of or reference to the Proprietary Information.

2.	“Non-public Information” means personally-identifiable financial and/or health information (whether disclosed orally, in writing, in electronic format or otherwise) that (i) is provided by a consumer to either party or its affiliates, (ii) results from a transaction with or service performed for the customer by either party or its affiliates, or (iii) is otherwise obtained by either party or its affiliates from sources other than those that are generally publicly available.

ARTICLE XII (cont’d)

It is understood and the parties agree that subject to all applicable laws, the receiving party will not be prohibited from disclosing Confidential Information as might be necessary for purposes of fulfilling its obligations under this Agreement such as disclosure to the Medical Information Bureau, further retrocession of the reinsured business, during the course of external audits, or as required by applicable law or court order or other legal or regulatory process.

Security Measures: The Company and the Reinsurer also mutually agree that each party will use commercially reasonable administrative, physical and technical safeguards not less than each party uses to protect its own Confidential Information against unauthorized access or disclosure.

Non-Public Information: The Reinsurer acknowledges that it may be provided with access to Non-public Information concerning the Company’s customers and, to the extent that such information (i) identifies the individual customer as a customer of the Company, (ii) was obtained by the Reinsurer while acting in its capacity as reinsurer of the Company or (iii) was obtained by the Company during the administration or underwriting of the customer’s insurance policy and/or annuity contract, the Non-public Information shall be and remain the property of the Company.

Violation of Law: Notwithstanding the foregoing, neither party shall disclose Confidential Information to any other party if such disclosure would violate applicable Federal or State Privacy Regulations or Statutes.

Breach: If there is a breach of terms contained in this Article, either Party will give written notice to the other of the breach as soon as possible, but in no event later than five (5) business days following the identification of such breach. The recipient agrees to cooperate fully with the discloser in the investigation and handling of any unauthorized access to or release of Confidential Information. The recipient agrees and acknowledges that any use or disclosure of Confidential Information not specifically authorized by this paragraph may cause irreparable damage to the discloser for which monetary damages would not provide adequate relief. Therefore, in addition to all other available remedies, the discloser shall be entitled to seek injunctive relief to remedy an actual or threatened unauthorized disclosure of Confidential Information.

The obligation to maintain the confidentiality of Confidential Information shall survive termination of this Agreement.

Construction

This Agreement shall be construed and administered in accordance with the laws of the State of Michigan and the rights and obligations of this Agreement shall, at all times, be regulated under the laws of the State of Michigan, without giving effect to any choice or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan.

Credit for Reinsurance/ Loss of License or Accreditation

The parties intend that the Company be able to recognize the reinsurance ceded under this Agreement in its statutory financial statements filed by the Company in its state of domicile. The Reinsurer agrees to make all reasonable efforts to ensure that its licensing and accreditation status continues in the Company’s state of domicile during the term of the Agreement and agrees to provide the Company with prompt written notice of any anticipated change in or loss of such licensing or accreditation.

For the avoidance of doubt, if the Reinsurer is or becomes unlicensed, unaccredited or unauthorized to transact reinsurance in the Company’s state of domicile and as a result the Company would be unable to receive full statutory reserve credit in such jurisdiction, for reinsurance ceded hereunder, the Reinsurer shall take all reasonable actions necessary so that the Company may continue to take full statutory reserve credit for reinsurance ceded under this Agreement in such jurisdiction, including with respect to unpaid claims, incurred but not reported claims and all other amounts and obligations owed by the Reinsurer under this Agreement.

ARTICLE XII (cont’d)

The parties agree to make any necessary amendments to this Agreement (including but not limited to an amendment for security to be provided by the Reinsurer to the Company) to allow the Company to continue to receive credit for the reinsurance ceded under this Agreement.

Duration of Agreement

This Agreement is effective as of the date the last required signature is affixed, with coverage beginning on the Coverage Commencement Date set out in Exhibit B and is unlimited as to its duration. It may be terminated for further new reinsurance by either party giving at least ninety (90) days notice to that effect to the other party. During the period of such ninety (90) days the Reinsurer shall continue to accept new reinsurance under the terms of this Agreement. This notification period would be waived in the event the Reinsurer is deemed financially impaired or insolvent as set out in Article X. Further, the Reinsurer remains liable for all cessions existing at the date of the expiration set forth in the notice until their natural expiration, unless the parties mutually decide otherwise or as specified otherwise in this Agreement. Upon termination or expiration of all policies reinsured under this Agreement, this Agreement will automatically terminate.

Entire Agreement

This Agreement represents the entire agreement between the Company and the Reinsurer and supercedes, with respect to its subject matter, any prior oral or written agreements between the parties. There are no understandings between the parties to this Agreement other than those expressed in the Agreement.

Good Faith

The Company and the Reinsurer agree that all matters with respect to this Agreement require the utmost good faith of both parties. The Reinsurer and the Company shall have the right, at any reasonable time, to inspect, audit and photocopy, at the other’s offices all records, books and documents relating to the reinsurance under this Agreement, which the Company and the Reinsurer shall make fully available immediately upon demand of the Reinsurer of the Company.

Each party represents and warrants to the other party that:

i.	It is solvent on a statutory basis in all states in which it does business or is licensed, and

ii.	Its Total Adjusted Capital is at least equal to 2.0 times its Authorized Control Live Risk Based Capital (where Total Adjusted Capital and Authorized Control Level Risk Based Capital have the definition given by the National Association of Insurance Commissioners (NAIC) if it is a U.S. domiciled party; or

iii.	It had satisfied the minimum capital and surplus requirement of its jurisdiction of domicile if it is not a U.S. domiciled party.

Each party agrees to promptly notify the other if it subsequently becomes insolvent or financially impaired, as described in Article X. Financial Impairment and Insolvency.

Each party acknowledges that the other party has entered into this Agreement in reliance upon their representations and warranties. The Company affirms that it has and will continue to disclose all matters material to this Agreement and each cession. Examples of such matter are a change in underwriting or issue practices or philosophy, a change in underwriting management personal, or a change in the Company’s ownership or control.

Lead Pool Reinsurer

Details on the Lead Pool Reinsurer are shown under Exhibit I.

ARTICLE XII (cont’d)

OFAC

Each party represents that it is, and shall use best efforts to continue to be, in compliance with all laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement, as they pertain to the sanctions laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such laws may be amended from time to time (collectively “Laws”). Neither the Ceding Company nor the Reinsurer shall be required to take any action under this Agreement that would result in it being in violation of said Laws, including, but not limited to, making any payments in violation of the Laws. Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the law, the party who first becomes aware of the violation of the Laws shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions.

Offset

The Company and the Reinsurer will have the right to offset any balance or balances whether on account of premiums, allowances or claims due from one party to the other, under this Agreement or under any other reinsurance agreement between the Company and the Reinsurer.

The right of offset will not be affected or diminished because of the insolvency of either party.

Oversight

(a)	Any inadvertent error, omission or delay in complying with the terms and conditions of this Agreement that are applicable to its administration (“Error(s)”) shall not relieve either party hereto of any obligation, or preclude either party from enjoying any right or benefit, that would attach hereunder if such Error had not been made, provided such Error is rectified, if possible, promptly upon discovery. The following are not considered Errors for purposes of this Agreement:

(i)	Issues arising out of the application of underwriting guidelines.

(ii)	Grossly negligent, deliberate acts or repetitive errors (i.e., those that a party has become aware of and which then occur again.

(b)	Notwithstanding the foregoing paragraph (a), except as provided in paragraph (c) below, Late Reported Policies will be excluded from coverage. A “Late Reported Policy” is any policy reported by the Company more than five (5) years after the policy was effective that:

(i)	has a net amount at risk ceded to Reinsurer equal to or greater than $500,000; or

(ii)	was issued in a calendar year in which the number of policies reported by the Company more than five (5) years after the policy was effective equals or exceeds five percent (5%) of the sum of all new business policies timely submitted pursuant to all of the Company’s reinsurance agreements with Reinsurer for such calendar year.

(c)	Should the Company encounter or expect to encounter delays in reporting its business under this Agreement due to known issues, the Company shall:

(i)	Promptly notify the Reinsurer of the situation; and

(ii)	Present the Reinsurer with a mutually agreeable plan of action to correct the situation, including time frame to solve the problem; and

(iii)	Provide the Reinsurer, until the situation is resolved, with the list of policies (including face amounts) affected by the delay that are reinsured under the Agreement but cannot be reported in accordance with Article IV.

ARTICLE XII (cont’d)

Notwithstanding paragraph (b) above, a policy shall not be considered a “Late Reported Policy” if it is included on a list of policies provided by the Company under this paragraph (c).

(d)	Reinsurer will refund the last five (5) years of premiums for Late Reported Terminations; and will make a good faith effort with its retrocessionaires to obtain for the Company refunds of premium for Late Reported Terminations received prior to such five (5) year period, but shall not be obligated to refund such premiums except to the extent recovered from its retrocessionaires. A “Late Reported Termination” is a termination of a covered policy that (i) is reported by the Company more than five (5) years after the termination was effective, (or in the case of a death claim, more than five (5) years after the Company receives notice of such death), and (ii) where the number of policy terminations effected within the same calendar year as the termination exceeds by at least two percent (2%) the number of terminations timely reported pursuant to all of the Company’s reinsurance agreements with Reinsurer for such calendar year.

Parties to Agreement

This is an Agreement solely between the Company and the Reinsurer. The acceptance of reinsurance hereunder shall not create any right or legal relation between the Reinsurer and the insured, beneficiary, or any other party to any policy of the Company, which may be reinsured hereunder.

Severability

In the event that any of the provisions of this Agreement contained shall be invalid or unenforceable, such declaration or adjudication shall in no manner affect or impair the validity or the enforceability of the other and remaining provisions of this Agreement and such other and remaining provisions shall remain in full force and effect as though such invalid or unenforceable provisions or clauses had not been included or made a part of this Agreement, unless such a construction would cause the Agreement to fail in its essential purpose.

Waiver

No party will be deemed to have waived the exercise of any rights that it holds under this Agreement unless such waiver is made in writing. No waiver made with respect to any instance involving the exercise of any such rights will be deemed to be a waiver with respect to any other instance involving the exercise of the right or with respect to any other such right. Failure by either party to exercise any of its rights, powers or remedies hereunder or its delay to do so shall not constitute a waiver of those rights, powers or remedies. The single or partial exercise of a right, power or remedy shall not prevent its subsequent exercise or the exercise of any other right, power or remedy.

Notices

All notices, request, instructions, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon electronic confirmation of receipt of a facsimile transmission or email, or upon delivery by registered or certified mail (return receipt requested), to the parties at the following address (or such other addresses as the parties may from time to time specify in writing to the other party):

If to the Company:

John Hancock

U.S. Ceded Reinsurance

200 Bloor Street East

Toronto, Ontario

M4W 1E5

ARTICLE XII (cont’d)

If to Reinsurer:

Generali USA Life Reassurance Company

11625 Rosewood Street

Leawood, Kansas 66211

Attn: Treaty Department

Made in duplicate and executed by all parties.

Signed for and on behalf of:

John Hancock Life Insurance

Company (U.S.A.)

of Bloomfield Hills, Michigan

On:	August 24, 2012	On:	August 29, 2012

By:	/s/ Zahir Bhanji	By:	/s/ Anthony Teta
	Zahir Bhanji		Anthony Teta

Title:	VP & Actuary	Title:	SVP, CFO, John Hancock Life Ins.

Signed for and on behalf of: Generali USA Life Reassurance Company of Kansas City, Missouri

On:	August 22, 2012	On:	August 22, 2012

By:	/s/ illegible	By:	/s/ illegible
Title:	SVP	Title:	Associate General Counsel & Vice President

EXHIBIT A

PLANS, RIDERS, AND BENEFITS REINSURED

As of the Coverage of Commencement Date of this Agreement, the policies issued for the plans shown below are reinsured subject to the terms and conditions in this Agreement.

All “Life” riders and supplementary benefits, with the exception of the Estate Protection Rider, shall be reinsured in accordance with the underlying policy, unless stated otherwise. Additional riders or benefits will require approval of the Reinsurer. See Exhibit B for list of riders.

Acronym	Plan Name	Effective Date	Termination Date
PVL12	Protection Variable Universal Life 2012	April 30, 2012
PSU12	Protection Survivorship UL 2012	April 30, 2012
STERM	Survivorship Term	June 1, 2012
SVL07	Survivorship Variable Universal Life 2007	June 1, 2012
AUL09	Accumulation Universal Life 2009	June 1, 2012
AVL09	Accumulation Variable Universal Life 2009	June 1, 2012
CVL09	COLI Variable Universal Life 2009	June 1, 2012
PVL09	Protection Variable Universal Life 2009	June 1, 2012
PSU10	Performance Survivorship UL 2010	June 1, 2012
PUL10	Performance UL 2010	June 1, 2012
ULG11	UL-G 2011	June 1, 2012
SUG11	Survivorship UL-G 2011	June 1, 2012
PUL11	Protection UL 2011	June 1, 2012
PSU11	Protection Survivorship UL 2011	June 1, 2012
IUL11	Indexed UL 2011	June 1, 2012
PRL11	Premier Life 2011	June 1, 2012
ULG12	UL-G 2012 (aka ULG11 v02)	June 1, 2012
SUG12	Survivorship UL-G 2012 (aka SUG11 v02)	June 1, 2012
PUL12	Protection UL 2012	June 1, 2012

Note: The acronyms listed above represent the base plans. Variations of these codes exist based on how these plans are funded and/or administered. These variations in plan codes are not listed in this treaty but will appear on billing and in-force reports.

EXHIBIT A-I

THE COMPANY’S UNDERWRITING FORMS,

EVIDENCE, AND ISSUE RULES

The following information and items are to be provided to the Reinsurer upon request:

1.	Application for Life Insurance Package and Medical Exam Form

2.	Temporary Insurance Agreement

3.	Reinstatement Rules

4.	Routine Underwriting Requirements

5.	Super Preferred / Preferred / Standard Plus Criteria.

TEMPORARY INSURANCE AGREEMENT

The Reinsurer’s liability shall not exceed the Reinsurer’s proportionate share of the amount stated in the Company’s Temporary Insurance Agreement (TIA). However, it is understood that the Reinsurer agrees to accept its proportionate share of the Company’s portion under the TIA, if the Company has no available retention.

The Company’s maximum TIA liability is $1,000,000 for single life policies and $5,000,000 for survivorship policies.

Locked in Insurability:

Once a TIA is completed and provided all the conditions are met, changes in insurability that post-date the TIA, while it is in effect, will be ignored for the lesser of the face amount or $1,000,000 for single life policies and $5,000,000 for survivorship policies. The Reinsurer will assume a proportionate share of the amount under a policy issued pursuant to this feature.

EXHIBIT A-II

POOL PARTICIPANTS

REINSURERS	AUTOMATIC SHARES of the CEDED PORTION
RGA Reinsurance Company	[*]
Generali USA Life Reassurance Company	[*]
Hannover Life Reassurance Company of America	[*]

EXHIBIT B

GENERAL PROVISIONS

1.	COVERAGE COMMENCEMENT DATE OF AGREEMENT: April 30, 2012

2.	BACKDATING: Under limited circumstances, the Company may backdate a Policy, under request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Premiums will be paid for the period the Policy Date is backdated.

3.	RESIDENCY REQUIREMENTS FOR DOMESTIC LIMITS: The individual risk must be a U.S. resident at the time of application. An insured that resides for more than six months per year in the United States, Puerto Rico, Guam and the U.S. Virgin Islands will be considered a U.S. resident. Residents of Canada are also covered.

4.	RESIDENCY REQUIREMENTS FOR FOREIGN RESIDENTS LIMITS: U.S. citizens residing outside the U.S. for more than 6 months per year or citizens and residents of foreign countries excluding Puerto Rico, Guam, the U.S. Virgin Islands and Canada, shall be covered under this Agreement provided that

1.	The residence is in the Company’s A and B Country List, outlined below; and

2.	The policies are solicited and issued in the U.S. only

Any country listed on the U.S. State Department warning list advising against all travel, (www.travel.state.gov/travel/warnings_current.html) on business underwritten as of the underwritten commitment date is excluded.

The Company will obtain consensus with the Reinsurer prior to making any changes to its country list and will provide the Reinsurer with the updated listing.

A and B Country List:

A List Countries

Andorra, Australia, Austria, Barbados, Belgium, Bermuda, British Virgin Islands, Caymen Islands, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hong Kong, Hungary, Iceland, Ireland, Israel, Italy, Japan, Liechtenstein, Luxembourg, Macau, Malta, Monaco, Netherlands, New Zealand, Norway, Poland, Portugal, Qatar, San Marino, Singapore, Slovak Republic (Slovakia), Slovenia, South Korea, Spain, Sweden, Switzerland, Taiwan, United Kingdom

B List Countries

Albania, Anguilla, Antigua & Barbuda, Argentina, Bahamas, Bosnia and Herzegovina, Brazil, Brunei, Bulgaria, Canary Islands, Chile, China (see list of eligible cities below) Costa Rica, Croatia, Dominica, Estonia, French Polynesia, Guadeloupe, Kuwait, Latvia, Lithuania, Macedonia, Malaysia, Martinique, Mauritius, Mexico, Montenegro, Netherlands Antilles, Oman, Panama, Romania, Seychelles, Turks and Caicos, United Arab Emirates, Uruguay

Cities in China that qualify as country class B.

Beijing, Changzhou, Chaozhou, Chengdu, Chongqing, Dalian, Dongguan, Foshan, Fuzhou, Guangzhou, Hangzhou, Harbin, Huizhou, Jiangmen, Jinan, Nanjing, Nantong, Ningbo, Qingdao, Qingyuan, Quanzhou, Shanghai, Shantou, Shenyang, Shenzhen, Shijiazhuang, Suzhou, Tianjin, Wenzhou,Wuxi, Xiamen, Yancheng, Yantai, Zhaoqing, Zhongshan, Zhoushan, Zhuha,

Note: Policies for residents of countries other than those listed above may be submitted to the Reinsurer on a facultative basis.

5.	CURRENCY: United States Dollars

6.	REINSURANCE COVERAGE:

a)	Single Life plans for issue ages < 71 and Survivorship plans for all issue ages

For policies which qualify for Automatic Reinsurance Coverage, the Company will retain [*].

However, it is understood that if the Company has retention on existing insurance, the Company may reduce its retained percentage to a minimum of 0% (zero percent) of a policy reinsured under this Agreement, in order to avoid exceeding its Retention Limits specified in Exhibit E. Correspondingly, the Reinsurer’s ceded percentage may be increased up to a maximum of [*] not to exceed the Reinsurer’s Automatic Acceptance Limits specified in Exhibit E-II.

b)	Single Life plans for issue ages 71+

For policies which qualify for Automatic Reinsurance Coverage, the Company will retain [*]. It is understood that if the Company has retention on existing insurance, the Company may retain [*], up to the Reinsurer’s Automatic Acceptance Limits, specified in Exhibit E-II.

The Company’s retained percentage will therefore be determined as the ratio of (a) [*]. The Company’s retained percentage will be determined at issue, remain unchanged over the life of the policy and will not exceed 100% (one hundred percent).

For policies with increasing death benefits, the same methodology will be applied to determine the Company’s retained percentage, except that the calculation will be based on the Ultimate Death Benefit rather than the Face Amount at issue.

With policies reinsured on a facultative basis, pool shares may differ.

7.	REINSURANCE BASIS: Yearly Renewable Term basis for the reinsured net amount at risk

8.	RATE CRITERIA: The rates set out in the Exhibits C and D shall be used for automatic and facultative reinsurance of any policy covered by this Agreement.

9.	PREMIUM MODE: Reinsurance premiums will be paid monthly in advance. The monthly YRT rate will equal the annual YRT rate in Exhibits C and D, divided by twelve (12).

10.	AGE BASIS: Nearest

11.	ISSUE AGES:

i.	Super Preferred Non-Smoker: 20-80

ii.	Standard Non-Smoker: 0- 90

iii.	All Other Classes: 20 – 90

Note: Issue Ages 86-90 for Automatic business are currently limited to survivorship policies where the younger life does not exceed age 85 and is insurable as per the automatic limits.

12.	PREMIUM TAX: There shall be no separate reimbursement of Premium Tax.

13.	POLICY FEE: There shall be no policy fee paid to the Reinsurer.

14.	RATE GUARANTEE:

The YRT reinsurance rates are guaranteed for one year and are guaranteed not to exceed the U.S. statutory net valuation premium applicable to the reinsured policies, calculated using the appropriate guaranteed mortality table and interest assumption.

The Reinsurer may increase its reinsurance premiums following [*] on any business reinsured under this Agreement. The Company will provide written notice to Reinsurer of such an increase within sixty (60) days following the date that such [*]. The amount of Reinsurer’s increase in its reinsurance premiums will be [*].

At any time during the twelve month period following such an increase in reinsurance premiums as outlined above, the Company shall have the right, at its option, to recapture all, but not less than all, of the Reinsured Policies on which reinsurance premiums have been so increased, regardless of the issue date.

15.	MINIMUM FINAL CESSION: Zero

16.	RATES APPLICABLE TO INCREASES: First year reinsurance premium rates and allowances shall apply to the amount of a contractual or non-contractual increase that was granted subject to the Company’s full new business underwriting rules.

17.	YRT RATES FOR CONVERSIONS: The policy arising from the conversion shall continue on the same set of YRT rates as used for the original cession using the issue age and current duration of the original policy.

18.	RECAPTURE IN FORCE PERIOD:

[*] for Single Life and Joint Life policies

Recapture will be in the form of a decrease in the quota share percentage ceded to the pool, which will apply to all in force business under this Agreement.

19.	NET AMOUNTS AT RISK:

The Net Amount at Risk is defined as the Death Benefit payable less the policy value, if any.

20.	LOANS AND DIVIDENDS: The Reinsurer shall not participate in policy loans nor be liable for any dividend payments.

21.	POST ISSUE INCREASES:

Post-issue increases, whether scheduled or unscheduled, are available on permanent products.

To the extent that a post-issue increase in the policy is subject to new underwriting evidence, the increase would be treated as new business and reinsured as such. Both the existing reinsured amount and the increase would continue to be reinsured under the original reinsurance treaty (even if closed to new business).

If the increase is not subject to new underwriting evidence, the reinsurer will automatically accept this increase if:

1. The increase is scheduled and known at issue; or

2. The maximum increase has been capped at issue; and

3. The total amount of reinsurance, including the reinsurance required on the increase, doesn’t exceed the reinsurer’s automatic capacity.

In such cases, the automatic and jumbo limits, as well as the routine and financial underwriting, will be based on the ultimate death benefit amount and the reinsurance rates applied to the increase will be point-in-scale based on the original risk class and issue age of the policy, reflecting the current duration.

Should the increase be attributable to maintain the eligibility of a policy as life insurance under the Internal Revenue Services (IRS) tax rules, the preceding underwriting requirements will not apply. Reinsurance rates applied to the increase will be point-in-scale based on the original risk class and issue age of the policy, reflecting the current duration.

22.	MATURITY EXTENSION FEATURE:

For Single Life products: Reinsurance premiums will stop after attained age [*]. The Reinsurer will continue to provide reinsurance coverage for attained age [*] as long as the policy remains in-force.

For Survivorship products: Reinsurance premiums will stop after attained age [*] of the younger insured. The Reinsurer will continue to provide reinsurance coverage for attained age [*] as long as the policy remains in-force.

23.	RETURN OF PREMIUM (ROP): This rider provides an additional death benefit equal to a return of premiums paid into the policy. The Reinsurer will participate in this rider to the extent that it affects the ceded Net Amount at Risk (NAR) of the policy. Policies with ROP will be assessed the same reinsurance premium rate as policies without ROP.

24.	SUPPLEMENTAL FACE AMOUNT (SFA)/ ADDITIONAL FACE AMOUNT (AFA): This rider provides an additional death benefit that is either level or increasing over time. Scheduled increases are underwritten at issue and unscheduled increases are underwritten at the time they are applied for. The Reinsurer will participate in this rider to the extent that it affects the ceded Net Amount at Risk (NAR) of the policy. Policies with SFA/ AFA will be assessed the same reinsurance premium rate as policies without SFA/ AFA.

25.	CASH VALUE ENHANCEMENT/ ENHANCED SURRENDER VALUE (CVE/ ESV): These riders provide for higher cash surrender values during the initial period of the product. The Reinsurer will participate in these riders to the extent that they affect the ceded Net Amount at Risk (NAR) of the policy. Policies with CVE/ESV will be assessed the same reinsurance premium rate as policies without CVE/ESV.

26.	POLICY SPLIT OPTION RIDER: This rider is available on Survivorship plans and provides the ability to split the policy into two single life plans. There are no reinsurance premiums for the rider. If the rider is exercised, the Reinsurer will participate in the resulting single life policies. Reinsurance premiums for the new policies will be single life premiums and will be assessed at point-in-scale, based on the gender, risk class, and age of each insured under the new plans.

27.	NO LAPSE GUARANTEE RIDERS AND BENEFITS (NLG): These riders/benefits provide an extended no-lapse guarantee period of the underlying policy. The Reinsurer will participate in this rider to the extent that it affects the ceded Net Amount at Risk (NAR) of the policy, but the Reinsurer will not reinsure the underlying guarantee.

28.	CHANGE OF LIFE INSURED: This rider provides the ability to change the life insured under the policy without surrender/re-issue. The new insured must be fully underwritten. If the rider is exercised, the Reinsurer will continue to participate in the policy with reinsurance premiums based on the gender, risk class, and age of the new insured. There are no reinsurance premiums for the rider/benefit.

29.	ACCELERATED DEATH BENEFIT PROGRAM: The Reinsurer shall not be required to participate in any payments of the Company’s Accelerated Death Benefit. Upon the death of the insured, the Reinsurer will pay its proportionate share of the reinsured net amount at risk, including any amounts previously accelerated, calculated at the date of death.

30.	WAIVER OF PREMIUM AND LONG TERM CARE: Rider benefits are not reinsured however, they can be elected on policies ceded under the Agreement.

31.	UNDERWRITING PROGRAMS: Any policies issued through the “Healthstyles” program or any similar program will either be fully retained by the Company or the Company will pay reinsurance premiums based on the true underwriting assessment.

32.	FOREIGN TRAVEL UNDERWRITING: The Reinsurer acknowledges that the Company is required to conform to state law requirements governing consideration of past and/or future lawful travel in its underwriting policies and procedures, and the Reinsurer will not decline business ceded to the automatic reinsurance pool under this Agreement that has been underwritten in conformity with these requirements.

EXHIBIT C

INSTRUCTIONS FOR ADMINISTRATION -YRT PREMIUM RATES

All business will be reinsured on a Super Preferred Non-Smoker / Preferred Non-Smoker / Standard Plus Non-Smoker / Standard Non- Smoker / Preferred Smoker / Standard Smoker basis. The Company will indicate to the Reinsurer the underwriting classification of all policies reinsured hereunder.

1.	SINGLE LIFE RATES:

For reinsurance policies where the Reinsurer’s share of the net amount at risk is less than or equal to [*]:

In all cases, the 1st year reinsurance premium rate is [*].

For all products, the reinsurance single life premium rates shall be calculated using the [*], outlined in Exhibit D, multiplied by the following pricing factors:

For Policies with Six Underwriting Classes:

Underwriting Class	Rate as a function of the [*]
	Issue Ages 0-70		Issue Ages 71-90
	Male	Female	Male	Female
Super Preferred Non-Smoker	[*]	[*]	[*]	[*]
Preferred Non-Smoker	[*]	[*]	[*]	[*]
Standard Plus Non-Smoker	[*]	[*]	[*]	[*]
Standard Non-Smoker	[*]	[*]	[*]	[*]
Preferred Smoker	[*]	[*]	[*]	[*]
Standard Smoker [1]	[*]	[*]	[*]	[*]
Substandard Non-Smoker[2]	[*]	[*]	[*]	[*]

2.	SUBSTANDARD POLICIES

A.	Multiple Extras – Non Interest Sensitive Products:

For substandard risks issued at table ratings for the Company’s non-interest sensitive products reinsured hereunder, multiply the reinsurance premium rates, developed in Section 1 above, by the appropriate mortality factor outlined in the table below to determine the substandard reinsurance premium rate:

[1]	Standard Smoker pricing factors will be used in calculating substandard smoker reinsurance premium rates.
[2]	Substandard Non-Smoker pricing factors will be used in calculating substandard non-smoker reinsurance premium rates.

Percentage Rating	Table Rating	Percentage Rating	Table Rating
100%	00	325%	09
125%	01	350%	10
150%	02	375%	11
175%	03	400%	12
200%	04	425%	13
225%	05	450%	14
250%	06	475%	15
275%	07	500%	16
300%	08

Note: On survivorship policies where one life is uninsurable, the uninsurable risk will be assigned a rating up-to and including 5000% based on estimated life expectancy.

B.	Multiple Extras –Interest Sensitive Products:

For substandard risks issued at table ratings for the Company’s interest sensitive products reinsured hereunder, the [*], outlined in Exhibit D, apply. The appropriate percentage outlined in the tables under Section 1 is used to determine YRTrateunrated, and then the rates are increased by [*] for each table of substandard mortality to adjust for multiple table extras using the following formula:

YRTraterated = 1000 x { min[1-(1-YRTrateunrated /1000)multiple rating , 1] }

the multiple rating is expressed as a decimal, i.e., if it is a 250% rating, then 2.5 is used.

C.	Flat Extras:

On all cessions, the Reinsurer’s proportionate share of any extra premiums payable on account of additional mortality risk shall be payable to the Reinsurer.

D.	Multiple Extras –Interest Sensitive Products

Temporary Flat Extras (Less Than or Equal To 5 Years):

[*] of the flat extras per $1,000 are added to the appropriate single life reinsurance premium rate or if applicable, to the appropriate single life substandard reinsurance premium rate (i.e., net of the [*] reinsurance allowance for temporary flat extras).

Permanent Flat Extras (Or Temporary Flat Extras Greater Than 5 Years):

In year 1, [*] of the flat extras per $1,000 are added to the appropriate single life reinsurance premium rate or if applicable, to the appropriate single life substandard reinsurance premium rate (i.e. net of a [*] reinsurance allowance for year 1).

In years 2+, [*] of the flat extras per $1,000 are added to the appropriate single life reinsurance premium rate or if applicable, to the appropriate single life substandard reinsurance premium rate. (i.e. net of a [*] reinsurance allowance for years 2+).

For survivorship policies, the flat extras whether temporary or permanent, are applied before the frasierization process outlined in Section 3. below.

3. SURVIVORSHIP

(a)	The single life reinsurance premium rates should be calculated as described in Sections 1 and 2, but using the applicable joint life pricing factor shown in the table below. The two single life reinsurance premium rates are then “blended” using the Frasierization calculation.

(b)	The frasierized reinsurance premium rate is subject to a minimum of $[*].

(c)	In all cases, the 1st year reinsurance premium rate is [*]. The Frasierization calculation will continue with non-zero rates beyond attained age [*] of the older insured, but resulting reinsurance premium rates are set equal to zero after attained age [*] of the younger insured.

For Policies with Six Underwriting Classes:

Underwriting Class	Rate as a function of the [*]
	Issue Ages 0-70	Issue Ages 71-90
	Male & Female	Male & Female
Super Preferred Non-Smoker	[*]	[*]
Preferred Non-Smoker	[*]	[*]
Standard Plus Non-Smoker	[*]	[*]
Standard Non-Smoker	[*]	[*]
Preferred Smoker	[*]	[*]
Standard Smoker [3]	[*]	[*]
Substandard Non-Smoker [4]	[*]	[*]

[3]	Standard Smoker pricing factors will be used in calculating substandard smoker reinsurance premium rates.
[4]	Substandard Non-Smoker pricing factor will be used in calculating substandard non-smoker reinsurance premium rates.

For Policies with Five Underwriting Classes:

Underwriting Class	(3 NS Classes) Rate as a function of the [*]
	Issue Ages 0-70	Issue Ages 71-90
	Male &Female	Male & Female
Super Preferred Non-Smoker	[*]	[*]
Preferred Non-Smoker	[*]	[*]
Standard Non-Smoker	[*]	[*]
Preferred Smoker	[*]	[*]
Standard Smoker 3	[*]	[*]
Substandard Non-Smoker 4	[*]	[*]

For Policies with Four Underwriting Classes:

Underwriting Class	(2 NS Classes) Rate as a function of the [*]
	Issue Ages 0-70	Issue Ages 71-90
	Male & Female	Male & Female
Preferred Non-Smoker	[*]	[*]
Standard Non-Smoker	[*]	[*]
Preferred Smoker	[*]	[*]
Standard Smoker 3	[*]	[*]
Substandard Non-Smoker 4	[*]	[*]

EXHIBIT D

YRT REINSURANCE RATES

EXHIBIT E

RETENTION LIMITS

SINGLE LIFE RETENTION LIMITS

ISSUE AGE	Super Pref./ Pref./ Std.	Tbl. 1 - Tbl. 4 (125% - 200%)	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$30,000,000	$30,000,000	$10,000,000	$5,000,000
71 – 75	$25,000,000	$25,000,000	$10,000,000	$5,000,000
76 – 80	$20,000,000	$20,000,000	$10,000,000	$5,000,000
81 – 85	$10,000,000	$10,000,000	$2,000,000	Uninsurable
86 – 90	$7,500,000	$2,000,000	Uninsurable	Uninsurable

If a policy is issued on an aviation risk with an aviation exclusion rider, the above retention limits apply.

THE SINGLE LIFE RETENTION LIMITS FOR AVIATION RISKS WITHOUT AN AVIATION EXCLUSION RIDER

ISSUE AGE	Super Pref./ Pref./ Std.	Tbl. 1 - Tbl. 4 (125% - 200%)	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$15,000,000	$15,000,000	Uninsurable	Uninsurable
71 – 75	$12,500,000	$12,500,000	Uninsurable	Uninsurable
76 – 80	$10,000,000	$10,000,000	Uninsurable	Uninsurable
81 – 85	Uninsurable	Uninsurable	Uninsurable	Uninsurable
86 – 90	Uninsurable	Uninsurable	Uninsurable	Uninsurable

Notes applicable to Retention Limits:

•	If the Company’s retention is reduced for discretionary reasons, the Automatic Reinsurance Pool Capacity will be reduced proportionately.

•	The Single Life and Survivorship Retention for residents of Canada are capped at $10,000,000 for the Company. The Automatic Reinsurance Pool Capacity will be reduced proportionately for any Canadian resident

•	For Survivorship products:

•	If one life is uninsurable or exceeds the maximum mortality rating for the insured’s age, then the dollar retention is the single life retention that is available for the other healthy life.

•	Aviation is reduced by 50% of the retention shown in the grid below; maximum Issue Age 80, rating 200%.

•	For Professional Athletes, players or coaches on a National Hockey League (NHL), National Football League (NFL), National Basketball Association (NBA) or Major League Baseball (MLB) team, the Retention Limit for Single Life and Survivorship is $10,000,000. There is a team cap of $55,000,000 per Team.

SURVIVORSHIP RETENTION LIMITS (Grid number is $M)
O t h e r L i f e
AGE & RATING	0-70 STD-T4	0-70 T5-T8	0-70 T9-T16	71-75 STD-T4	71-75 T5-T8	71-75 T9-T16	76-80 STD-T4	76-80 T5-T8	76-80 T9-T16	81-85 STD-T4	81-85 T5-T8	81-85 T9-T16	86-90 STD	86-90 T1-T4	86-90 T5-T8	86-90 T9-T16
One Life
0-70 STD-T4	$35	$30	$30	$35	$30	$30	$35	$30	$30	$30	$30	$30	$30	$30	$30	$30
0-70 T5-T8	$30	$25	$15	$25	$20	$15	$25	$20	$15	$20	$12	$10	$17.5	$12	$10	$10
0-70 T9-T16	$30	$15	$10	$25	$15	$10	$25	$15	$10	$15	$7	$5	$12.5	$7	$5	$5
71-75 STD-T4	$35	$25	$25	$30	$25	$25	$30	$25	$25	$25	$25	$25	$25	$25	$25	$25
71-75 T5-T8	$30	$20	$15	$25	$25	$15	$25	$20	$15	$20	$12	$10	$17.5	$12	$10	$10
71-75 T9-T16	$30	$15	$10	$25	$15	$10	$25	$15	$10	$15	$7	$5	$12.5	$7	$5	$5
76-80 STD-T4	$35	$25	$25	$30	$25	$25	$25	$25	$25	$20	$20	$20	$20	$20	$20	$20
76-80 T5-T8	$30	$20	$15	$25	$20	$15	$25	$20	$15	$20	$12	$10	$17.5	$12	$10	$10
76-80 T9-T16	$30	$15	$10	$25	$15	$10	$25	$15	$10	$15	$7	$5	$12.5	$7	$5	$5
81-85 STD-T4	$30	$20	$15	$25	$20	$15	$20	$20	$15	$12.5	$10	$10	$10	$10	$10	$10
81-85 T5-T8	$30	$12	$7	$25	$12	$7	$20	$12	$7	$10	$4	$2	$9.5	$4	$2	$2
81-85 T9-T16	$30	$10	$5	$25	$10	$5	$20	$10	$5	$10	$2	$0	$7.5	$2	$0	$0
86-90 STD	$30	$17.5	$12.5	$25	$17.5	$12.5	$20	$17.5	$12.5	$10	$9.5	$7.5	$10	$9.5	$7.5	$7.5
86-90 T1-T4	$30	$12	$7	$25	$12	$7	$20	$12	$7	$10	$4	$2	$9.5	$0	$0	$0
86-90 T5-T8	$30	$10	$5	$25	$10	$5	$20	$10	$5	$10	$2	$0	$7.5	$0	$0	$0
86-90 T9-T16	$30	$10	$5	$25	$10	$5	$20	$10	$5	$10	$2	$0	$7.5	$0	$0	$0

STD means Standard or Better

$M refers to millions.

FOREIGN BUSINESS RETENTION LIMITS:

Country Category	Underwriting Classes	Issue Ages 20 - 70	Issue Ages 71 - 75
Category Aa, b,c and Bd HNW	Super Pref. – 200%	$20,000,000	$15,000,000
Category Bd non-HNW	Pref. – 200%	$12,000,000	$6,000,000

[a]	Retention for Singapore is $17,000,000
[b]	Retention for Hong Kong and Macau is $15,000,000
[c]	Retention for Japan is $10,000,000
[d]	Retention for China is $6,000,000

The list of Category A and B Countries can be found under Exhibit B, Section 4—Residency Requirements for Foreign Residents Limits.

EXHIBIT E-I

AUTOMATIC REINSURANCE POOL CAPACITY:

The following chart outlines the automatic pool capacity only. The Company’s retention is not included in these amounts. The following limits for the Automatic Reinsurance Pool Capacity apply to policies within the Jumbo Limit. If the Automatic Reinsurance Pool Capacity is exceeded, the Company can submit the whole risk to reinsurers on a Facultative basis, retain any amounts in excess of the Automatic Reinsurance Pool Capacity, or reinsure any such excess amounts under other automatic reinsurance agreements between the Company and its reinsurers.

Single Life/ Survivorship Products:

For Regular Business:

ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 - Tbl. 4 (125% - 200%)	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$45,000,000	$45,000,000	$30,000,000	$15,000,000
71 – 75	$45,000,000	$42,000,000	$20,625,000	$15,000,000
76 – 80	$40,125,000	$20,625,000	$15,000,000	$9,375,000
81 – 85	$15,000,000	$15,000,000	Nil	Nil
86 – 90	Nil	Nil	Nil	Nil

If a policy is issued on an aviation risk with an aviation exclusion rider, the above Automatic Reinsurance Pool Capacity limits apply.

For Aviation Risks without an Aviation Exclusion Rider:

ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 - Tbl. 4 (125% - 200%)	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$22,500,000	$22,500,000	Uninsurable	Uninsurable
71 – 75	$18,750,000	$18,750,000	Uninsurable	Uninsurable
76 – 80	$18,750,000	$10,312,500	Uninsurable	Uninsurable
81 – 85	Uninsurable	Uninsurable	Uninsurable	Uninsurable
86 – 90	Uninsurable	Uninsurable	Uninsurable	Uninsurable

For Foreign Business:

ISSUE AGE	Super Pref. - Std	Tbl. 1 - Tbl. 4 (125% - 200%)
20 – 75	$15,000,000	$15,000,000

The following limits apply to Professional Athletes, which are team players and coaches for the NHL, NFL, NBA or MLB.

For Professional Athletes:

ISSUE AGE	Super Pref. - Tbl. 4	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325%- 500%)
0-75	$18,750,000	$18,750,000	$15,000,000
76-80	$18,750,000	$15,000,000	$9,375,000

Notes applicable to Automatic Reinsurance Pool Capacity:

•	For survivorship products:

•	The automatic limits are based on the “better life”. The better life is the younger life, unless that life is uninsurable.

•	The second life can be up to age 90 if the better life is age 85 or younger and is insurable.

•	If the Aviation risk is rated Table 5 or worse, this life will be deemed uninsurable and the Automatic Reinsurance Pool Capacity will be based on the other (i.e. “better”) life.

•	For Professional Athletes:

•	The jumbo limit for these individuals is $65,000,000 to age 80.

•	Athletes that are not part of the NHL, NFL, NBA or MLB are eligible for full automatic capacity for regular business.

EXHIBIT E-II

THE REINSURER’S AUTOMATIC ACCEPTANCE LIMITS:

Single Life/ Survivorship Products:

For Regular Business:

ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125% - 200%)	Tbl. 5 – Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$12,000,000	$12,000,000	$8,000,000	$4,000,000
71 – 75	$12,000,000	$11,200,000	$5,500,000	$4,000,000
76 – 80	$10,700,000	$5,500,000	$4,000,000	$2,500,000
81 – 85	$4,000,000	$4,000,000	Nil	Nil
86 – 90	Nil	Nil	Nil	Nil

If a policy is issued on an aviation risk with an aviation exclusion rider, the above Automatic Acceptance limits apply.

For Aviation Risks without an Aviation Exclusion Rider:

ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125% - 200%)	Tbl. 5 – Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0 – 70	$6,000,000	$6,000,000	Uninsurable	Uninsurable
71 – 75	$5,000,000	$5,000,000	Uninsurable	Uninsurable
76 – 80	$5,000,000	$2,750,000	Uninsurable	Uninsurable
81 – 85	Uninsurable	Uninsurable	Uninsurable	Uninsurable
86 – 90	Uninsurable	Uninsurable	Uninsurable	Uninsurable

For Foreign Business:

ISSUE AGE	Super Pref./ Pref. / Std.	Tbl. 1 – Tbl. 4 (125% - 200%)
20 – 75	$4,000,000	$4,000,000

The following limits apply to Professional Athletes, team players and coaches on a NHL, NFL, NBA or MLB.

For Professional Athletes:

ISSUE AGE	Super Pref. - Tbl. 4	Tbl. 5 - Tbl. 8 (225% - 300%)	Tbl. 9 - Tbl. 16 (325% - 500%)
0-75	$5,000,000	$5,000,000	$4,000,000
76-80	$5,000,000	$4,000,000	$2,500,000

Notes on the Reinsurer’s Automatic Acceptance Limit:

•	For survivorship products:

•	The automatic limits are based on the “better life”. The better life is the younger life, unless that life is uninsurable.

•	The second life can be up to age 90 if the better life is age 85 or younger and insurable.

•	If the Aviation risk is rated Table 5 or worse, this life will be deemed uninsurable and the Automatic Reinsurance Pool Capacity will be based on the other (i.e. “better”) life.

•	For Professional Athletes:

•	The jumbo limit for these individuals is $65,000,000 to age 80.

•	Athletes that are not part of the NHL, NFL, NBA or MLB are eligible for full automatic capacity for regular business

EXHIBIT E-III

JUMBO LIMIT

For Regular Domestic Business:

ISSUE AGE	Super Pref. –Tbl. 4	Tbl. 5 - Tbl. 16 (225% - 500%)
0 – 80	$65,000,000	65,000,000
81 – 90	$50,000,000	Nil

For Foreign Business:

ISSUE AGE	Super Pref. –Tbl. 4
20 – 75	$35,000,000

The risk does not exceed the applicable “Jumbo Limit” specified in the tables above and defined herein. The “Jumbo Limit” is defined as: i) the maximum amount of life insurance in-force, including any amounts to be replaced as stated on a signed Part 1 of an application or signed amendment; plus, ii) the total new amount of insurance to be placed in all companies. Any amounts that will be replaced either under IRC Section 1035 exchange or non- Section 1035 replacement where a fully executed Absolute Assignment Form transferring the ownership to the Company is received with the application or an internal replacement of a Company policy, will not be included in determining compliance with the Jumbo Limits, subject to the following:

If all or any portion of the amount tendered for exchange or to be replaced is not cancelled or terminated for any reason, or if all or any part of any replaced policy is subsequently reinstated, thereby resulting in the dollar amount of the Jumbo Limits outlined above being exceeded, the Company will assume full liability for the policy, and the Reinsurer will refund all unearned premiums less allowances paid to it for its participation in the reinsurance of the policy.

The Company will at the time of final underwriting approval, give the Reinsurer written notification of any case the Company bind automatically, where the Jumbo amount exceeds $50,000,000.

Limited Jumbo Coverage:

In the event that the Company issues a policy that exceeds the jumbo limit and inadvertently cedes the policy to the Reinsurer automatically under this Agreement, the parties acknowledge that except as provided below, there is no reinsurance coverage. Reinsurer agrees to make a good faith effort with its Retrocessionaires to provide coverage for the policy. Further, the Reinsurer agrees to provide coverage on the policy up to its available capacity, as of the of notice of the “jumbo break”, up to the Reinsurer’s retention limit as such retention limit existed at the time of policy issue. In the event of a jumbo break, the Reinsurer will allocate its available capacity on a first-come-first-served basis determined by the date of the original application. Any intentional or grossly negligent violations of the jumbo limit shall not apply under the terms of this paragraph.

EXHIBIT F

REINSURANCE REPORTS

DATA NOTIFICATION: The Company shall send to the Reinsurer reports, in substantial compliance with the Society of Actuaries Guidelines, at the times indicated below:

Report	Frequency	Due Date
Billing Statement (by Treaty, totals by Reinsurer )	Monthly	10 days after month end

Reinsurance Policy Exhibit (Summary of movement during the past period)	Monthly / Quarterly/Annually	10 days after period due

Reinsurance Listing In-Force Report	Quarterly	10 days after quarter end

Net Amount at Risk & Premiums	Quarterly	10 days after quarter end

Total Reserves (when required) (Summary)	Quarterly	17 days after quarter end

Initial Notice of Claim	Monthly	Monthly

Statement of Claims Incurred (New Claims for the Month)	Monthly	10 days after month end

Statement of Reinsured Claims Collected (Claims Netted off the Current Statement)	Monthly	10 days after month end

Increasing Risk – Ultimate Death Benefit Report	Monthly	10 days after month end

NOTIFICATION OF ACCEPTANCE OF FACULTATIVE OFFER: The Company will advise the Reinsurer of its acceptance of the Reinsurer’s underwriting decision pertaining to facultative business by sending written notice to the Reinsurer. The full details of the facultative new business shall be outlined on the Company’s Policy Detail Report.

ERRORS AND OMISSIONS: Should any items be inadvertently omitted from or entered in error on a reinsurance report, such omissions or errors shall not affect the liability of the Reinsurer in regard to any cession and the mistakes shall be rectified upon discovery. This does not waive any rights outlined in Article IX.

THE REINSURER’S RATINGS: The Company may annually request the most recent credit rating reports on the Reinsurer issued by Standard & Poor’s and/ /or A.M. Best Company. These credit reports done by the credit agency should include sections that indicate the assigned rating for the Reinsurer, the rationale for the rating, the outlook for the Reinsurer and a business and financial profile.

RESERVES:

The Reinsurer will establish and assume liability for all statutory reserves in proportion to its share of the liability. The Reinsurer shall hold reserves in accordance with the NAIC Valuation of Life Insurance Policies Model Regulation as adopted at the Effective Date of this Agreement.

Quarter End Reserves: The Company shall advise the Reinsurer within 17 working days of the end of each quarter, of the amount of reserves calculated on the reinsurance in force under this Agreement, as of the end of the preceding quarter. Any estimated figures provided should be confirmed by actual reserve figures.

Year End Reserves: By February 15th of each year, the Company’s valuation actuary shall certify the amount of reserves calculated on the reinsurance in force under this Agreement as of December 31st of the preceding year.

YRT Deficiency Reserves: If deficiency reserves are required to be held by the Company on any reinsured policy, the entire amount of any such reserve will be established and held by the Company.

EXHIBIT G

DAC TAX ELECTION

Method of Exchanging Information

The Reinsurer and the Company agree to the DAC Tax Election and accordingly will exchange information in the following manner:

1.	The Company will submit a Schedule to the Reinsurer by May 1st, of each year, of its calculation of the net consideration (as referred to in Article XI) for the preceding calendar year.

2.	The Reinsurer, in turn, will complete the Schedule by indicating acceptance of the Company’s calculations of the net consideration or by noting any discrepancies. The Reinsurer will return the completed Schedule to the Company by June 1st, of each year.

3.	If there are any discrepancies between the Company’s and the Reinsurer’s calculation of the net consideration, the parties will act in good faith to resolve the discrepancies by July 1st, of each year.

EXHIBIT H

UNDERWRITING REQUIREMENTS FOR AUTOMATIC REINSURANCE

All amounts ceded to the Reinsure must be underwritten in substantial compliance with the Company’s normal underwriting practices and criteria. The maximum table rating that can be ceded on an automatic basis will be Table 16 for individual policies. For survivorship, the better life must be Table 16 or better. The costs of any exception to these requirements will be borne by the Company. For any underwriting exception, the Company will pay the Reinsurer the true underwriting class reinsurance premium.

Any proposed material changes to the Company’s super preferred, preferred and standard plus underwriting criteria, age and amount requirements or internal super preferred, preferred and standard plus guidelines or any material changes to underwriting practices and criteria shall be submitted to the Reinsurer for written approval prior to implementation. If the Reinsurer does not respond within thirty days, the Reinsurer shall be deemed to have accepted such modification.

EXHIBIT I

LEAD REINSURER

Responsibility of Lead Reinsurer

The Lead Reinsurer for underwriting purposes is RGA Reinsurance Company.

The Company may contact the Lead Reinsurer verbally or in writing on a case that otherwise falls within the automatic binding parameters when a second opinion of a medical, non-medical or financial nature is desired. The Company shall recommend a rating or course of action, and request that the Lead Reinsurer concur with that recommendation, thereby binding all pool members.

In addition to making a decision to bind all pool members, the Lead Reinsurer may alternatively agree to accept their pool share only, recommend an alternate decision that would be acceptable to the pool, or recommend that the case be submitted facultatively to all pool members.

Cases outside of the limits outlined below will be handled on a traditional facultative basis as set forth in this Agreement.

Maximum Issue Age: 80

Maximum Issued Face Amount: $25,000,000